Big Belly Brewing, LLC
(d/b/a Lost Railroad Brewhaus)

SUBSCRIPTION AGREEMENT

To: Big Belly Brewing, LLC
        d/b/a Lost Railroad Brewhaus
        1721 Lani Drive
        Eaton, OH 45320

From: _____
        (Full name of Subscriber) **(Please print the exact name; must be same person or entity signing this Agreement).**

Number of Series A Preferred Units requested: _____

Price per Unit: $10

Ownership Percentage per Unit: 0.000385%

Total purchase price ($10 x number of Series A Preferred Units requested): $_____

(The minimum acceptable subscription is 5 Series A Preferred Units, or $50.)

Once you have completed and signed this Subscription Agreement, please return the complete package to us with total purchase price made payable to "Big Belly Brewing, LLC, d/b/a Lost Railroad Brewhaus" as soon as possible.

SUBSCRIPTION AGREEMENT

1. **Subscription: Irrevocability: Certain Conditions**.

(a) The undersigned subscriber (the "Subscriber") hereby irrevocably subscribes for and agrees to purchase _____ Series A Preferred membership interests (the "Series A Preferred Units") of Big Belly Brewing, LLC, (d/b/a Lost Railroad Brewhaus) an Ohio limited liability company ("Company"), for the total purchase price of $_____ (the "Purchase Price").

(b) The Subscriber acknowledges and agrees that, except as otherwise set forth in this Subscription Agreement, this subscription will become irrevocable at the time of its submission to Company and that this subscription may not be withdrawn by the Subscriber unless Company rejects this Subscription Agreement.

(c) The Subscriber acknowledges and agrees that this subscription may be accepted or rejected by Company, in whole or in part, in its sole and absolute discretion and that the Subscriber will be obligated, upon acceptance of this subscription by Company, to purchase the Series A Preferred Units to the extent this subscription is accepted by Company.

(d) The Subscriber acknowledges and agrees that it is a condition to Company's acceptance of this subscription that the Subscriber execute and deliver with this Subscription Agreement.

2. **Payment of the Purchase Price; Delivery of the Series A Preferred Units**.

(a) The Subscriber is delivering with this Subscription Agreement duly completed, together with a check, wire, ACH, or credit card for the Purchase Price, to Company.

(b) If Company determines to accept this subscription for less than all of the subscribed Series A Preferred Units, Company will return to the Subscriber the portion of the Purchase Price, without interest or deduction, as exceeds $10 multiplied by the number of Series A Preferred Units for which Company will accept this subscription. If Company determines to reject this subscription in whole, Company will return the full amount of the Purchase Price, without interest or deduction, to the Subscriber. The Subscriber acknowledges that it will have no right return of any of the Purchase Price unless and until Company determines to accept this subscription for less than all of the subscribed Series A Preferred Units or to reject this subscription in whole. The portion of the Purchase Price which represents payment for Series A Preferred Units which Company will issue to the Subscriber will be paid to Company.

3. **Representations. Warranties and Covenants of the Subscriber**.   In order to induce Company to accept this subscription and to issue the Series A Preferred Units to the Subscriber, the Subscriber hereby represents and warrants to, and covenants and agrees with, Company as follows:

(a)   The Subscriber has received and carefully reviewed the Offering Statement and the Exhibits attached, and has relied only on the information contained therein. The Subscriber acknowledges that all documents, records and books of Company requested by the Subscriber have been made available for inspection by it and its purchaser representatives, attorneys, financial advisors and accountants. The Subscriber and its advisors had a reasonable opportunity to ask questions of and receive answers from the officers of Company concerning Company and the terms and conditions of the offering of the Series A Preferred Units, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense by the Manager of Company, necessary to verify the accuracy of the information in the Offering Statement and other information provided by Company. All such questions have been answered to the full satisfaction of the Subscriber.

(b)   The Subscriber is an "accredited investor" as defined in Rule 50l(a) of by the Securities and Exchange Commission. The information provided by the Subscriber upon registration on the funding portal website is true, accurate, and correct. If the subscriber is not an "accredited investor," then then the Subscriber's total purchase price is to comply with the funding portal rules according to Regulation CF.

(c)   The Subscriber (i) has adequate means of providing for its current liabilities and possible contingencies, (ii) has no need for liquidity in connection with a purchase of the Series A Preferred Units, (iii) is able to bear the economic risks associated with a purchase of the Series A Preferred Units for an indefinite period, and has the capacity to protect its own interests in connection with a purchase of the Series A Preferred Units, and (iv) can afford the complete loss of its Purchase Price for the Series A Preferred Units.

(d)   The Subscriber has full power and authority to acquire and hold its interest in the Company's Securities and to execute and deliver this document and, if an individual, is over 18 years of age.

(e)   The Subscriber recognizes that a purchase of the Series A Preferred Units involves a high degree of risk, including without limitation those risks factors set forth in the Offering Statement. The Subscriber has obtained, in the Subscriber's judgment, sufficient information relating to Company and its business to evaluate the merits and risks of this investment.

(f)   The Subscriber understands that (i) neither the offering nor the sale of the Series A Preferred Units has been registered or qualified under the Act or under any state's securities laws in reliance upon exemptions from the registration and qualification provisions of the Act and states' securities laws, which exemptions are based upon the private or limited nature of the offering or the eligibility or qualifications of the purchasers, (ii) the Series A Preferred Units purchased by the Subscriber may be transferred by the Subscriber only if the sale or transfer is registered under the Act or an exemption from registration is available, (iii) Company is under no obligation to register any Series A Preferred Units on the Subscriber's behalf or to assist the Subscriber in complying with any exemption from registration, and (iv) Company will rely upon the representations, warranties, covenants and agreements made by the Subscriber in this Subscription Agreement in order to establish the exemption from the registration provisions of the Act and state securities laws.

(g)   The Series A Preferred Units are being purchased solely for the Subscriber's own account and not for the account of any other person.

(h)   The Subscriber realizes that it may not be able to sell or dispose of the Series A Preferred Units as there will be no public market for the Series A Preferred Units in the foreseeable future.

(i)   The Subscriber understands that all forecasts provided by, or on behalf of, Company are based on various estimates and assumptions of Company and are subject to the limitations and qualifications set forth in such materials and described in the Offering Statement.

(j)   The foregoing representations, warranties, covenants and agreements and all other information which the Subscriber has provided concerning the Subscriber and the Subscriber's financial condition are true and accurate as of the date hereof. If there is any materially adverse change in such information, representations, warranties, covenants or agreements, or they are not true and accurate as of the date of issuance of the Series A Preferred Units to Subscriber, the Subscriber will give written notice of such fact to Company, specifying which information, representations, warranties, covenants or agreements are changed and the reasons therefor.

(k)   The Subscriber understands that neither the Securities and Exchange Commission nor any state securities commission or other state regulatory agency has made any finding or determination relating to the fairness for public investment of the Series A Preferred Units to be purchased by Subscriber and that no such commission or agency has recommended or endorsed or will recommend or endorse the purchase of the Series A Preferred Units.

4.   Investment Intent; Restrictions on Transfers.

(a)   The Subscriber represents and warrants to Company that the Subscriber is purchasing the Series A Preferred Units for investment purposes only and not with a view to, or for resale in connection with, a distribution of the Series A Preferred Units.

(b)   The Subscriber covenants and agrees not to sell, assign, transfer or otherwise dispose of the Series A Preferred Units except in accordance with the Operating Agreement and if such transfer is (i) registered under the Act and applicable state securities laws, or (ii) is exempt from registration under the Act and such state securities laws and, if requested by Company, the Subscriber has furnished an opinion of counsel satisfactory to Company that such transfer is so exempt. The Subscriber further acknowledges and agrees that this restriction on transfers is imposed in part to satisfy the requirements of exemptions from the registration provisions of the Act and state securities laws and the transfer restrictions contained in the Operating Agreement are reasonable.

5.   Indemnification.   The Subscriber will indemnify, defend and hold harmless Company and its officers, managers, members, agents, accountants, attorneys, affiliates, successors and assigns, from and against any actions, claims, demands, judgments, settlements, losses, damages, liabilities, costs or expenses (including without limitation reasonable attorneys' fees) arising out of or resulting from any inaccuracy in or breach of

any of Subscriber's representations, warranties, covenants or agreements contained in this Subscription Agreement.

6. **Miscellaneous**.

(a) The Subscriber may not transfer or assign this Subscription Agreement, or any of the Subscriber's rights, duties or interests herein, to any other person or entity without the prior written consent of Company.

(b) The Subscriber agrees that the Subscriber may not cancel, terminate or revoke this Subscription Agreement (except as otherwise specifically permitted under applicable securities laws or this Subscription Agreement), and that this Subscription Agreement shall survive the death or disability of the Subscriber and shall be binding upon the Subscriber's heirs, estate, legal representatives, permitted successors and assigns.

(c) This Subscription Agreement and the documents described herein constitute the entire agreement between the parties hereto with respect to the subject matter hereof. This Subscription Agreement may be amended only by a writing executed by both of the parties hereto.

(d) This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Ohio, regardless of the principles of conflicts of laws applied by any other jurisdiction.

(e) Within five days after the receipt of a written request from Company, the Subscriber agrees to provide such information and to execute and deliver such documents as may be reasonably necessary to comply with any laws or regulations to which Company or may be subject.

(f) The representations, warranties, covenants and agreements of the Subscriber set forth in this Subscription Agreement shall survive the sale of the Series A Preferred Units to the Subscriber indefinitely.

(g) Any pronoun used in this Subscription Agreement shall be deemed to cover all genders. The words "hereof,", "hereby," "herein," "hereunder" and the like refer to this Subscription Agreement as a whole and not to particular sections, paragraphs or clauses of this Subscription Agreement.

All notices and other communications provided for or permitted hereunder shall be made in writing by hand-delivery, certified or registered first-class mail, electronic mail, telecopier or courier guaranteeing overnight delivery: (i) if to the Subscriber, at the address on the attached signature page, or (ii) if to Company, at the following address: Richard Eaton, 1721 Lani Drive, Eaton, OH 45320

IN WITNESS WHEREOF, the undersigned Subscriber has signed this Subscription Agreement on the date set forth below.

SUBSCRIBER:

_____
[Signature]

_____
[Printed Name]

_____
[Date]

_____
[Address 1]

_____
[Address 2]

_____
[E-mail address]

ACCEPTANCE OF SUBSCRIPTION

Big Belly Brewing, LLC (d/b/a Lost Railroad Brewhaus)

By:_____

Printed/Title:_____

Date:_____